08 February 2007

RECEIVED
2007 FEB 15 P 12:33

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

07021116

Dear Sir Nedcor Ltd

SUPPL

~~Nedbank Group Limited~~
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group – Nedbank Tier II bond issues.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

PROCESSED
FEB 20 2007
THOMSON
FINANCIAL

cc ***Jonathan K Bender, Esq***

NEDBANK
GROUP

OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000 South Africa

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

Nedbank Group - Nedbank Tier II Bond Issues

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN: ZAE000004875
("Nedbank Group")

TIER II BOND ISSUES

Nedbank Limited ("Nedbank"), a wholly-owned subsidiary of Nedbank Group, has issued two Bond Exchange of South Africa ("BESA") listed subordinated unsecured bonds of R0,65 billion and R1,0 billion, callable on 8 February 2012 and 8 February 2014 respectively. The bonds, which qualify as regulatory Tier II capital, were issued to finance a portion of the redemption of the NED2 R4,0 billion BESA listed issue, which Nedbank intends to call on the scheduled call date of 9 July 2007, subject to prior written approval by the Registrar of Banks. This issue is part of the bank's long-term capital management programme, which seeks to achieve an optimal and prudent capital structure.

The bonds were placed by Nedbank Capital as Sole Bookrunner. Citigroup is appointed as a Manager and Dealer on the NED7 and NED8 issues, which includes market making.

Details of the bond issues are:

NED7

Launch date:	5 February 2007
Settlement date:	8 February 2007
Bond Exchange code:	NED7
Nominal:	R0,65 billion
Maturity date:	8 February 2017
Coupon:	Fixed at 9,03% until 8 February 2012, thereafter floating at 3-month JIBAR plus 195 bps until maturity
Call date:	8 February 2012 or any interest payment date thereafter, at the nominal amount, subject to prior written approval by the Registrar of Banks

Status:	Subordinated, qualifying Tier II capital issue
Law:	South African
Denominations:	R1 million
Lead Manager and Dealer:	Nedbank Capital
Manager and Dealer:	Citigroup
Market Maker:	Citigroup

NED8

Launch date:	5 February 2007
Settlement date:	8 February 2007
Bond Exchange code:	NED8
Nominal:	R1,0 billion
Maturity date:	8 February 2019
Coupon:	Fixed at 8,90% until 8 February 2014, thereafter floating at 3-month JIBAR plus 217 bps until maturity
Call date:	8 February 2014 or any interest payment date thereafter, at the nominal amount, subject to prior written approval by the Registrar of Banks
Status:	Subordinated, qualifying Tier II capital issue
Law:	South African
Denominations:	R1 million
Lead Manager and Dealer:	Nedbank Capital
Manager and Dealer:	Citigroup
Market Maker:	Citigroup

For further information please contact:
Mike Brown (Chief Financial Officer),
tel: +27 (0)11 294 9999, email: mikeb@nedbank.co.za
Trevor Adams (Head of Group Capital Management & Basel II),
tel: +27 (0)11 294 1141; email: trevor.adams@nedbank.co.za
Markus Borner (Nedbank Group Capital Management),
tel: +27 (0)11 295 8616, email: markusb@nedbank.co.za

Sandton
8 February 2007

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital